UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Kofax Limited

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

G5307C 105

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5307C 105	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS William T. Comfort III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 5,928,790*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,928,790*
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,928,790
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%**
12.	TYPE OF REPORTING PERSON IN

*	Includes 4,821,926 common shares held by the 65 BR Trust over which Mr. Comfort has sole power to vote, hold and dispose of shares held by it.
**	Percentage of class calculation is based on 91,938,519 common shares outstanding. This number reflects common shares outstanding as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission pursuant to
Rule 424(b) under the Securities Act of 1933, as amended, on December 5, 2013, relating to the Issuer’s registration statement on Form F-1, as amended (Registration No. 333-191554).

CUSIP No. G5307C 105	13G	Page 3 of 5 Pages

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Kofax Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15211 Laguna Canyon Road

Irvine, CA 92618-3146

Item 2(a).	Name of Person Filing:

William T. Comfort III

Item 2(b).	Address of Principal Business Office:

Mr. Comfort’s Principal Business Office is located at 2 Basil Street, 2nd Floor, London, United Kingdon SW3 1AA.

Item 2(c).	Citizenship:

Mr. Comfort is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Shares, par value $.001 per share.

Item 2(e)	CUSIP Number:

G5307C 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 5,928,790

(b)	Percent of class: 6.5%*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 5,928,790**

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,928,790**

(iv)	Shared power to dispose or to direct the disposition of: 0

*	Percentage of class calculation is based on 91,938,519 common shares outstanding. This number reflects common shares outstanding as reported in the prospectus filed by

CUSIP No. G5307C 105	13G	Page 4 of 5 Pages

the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on December 5, 2013, relating to the Issuer’s registration statement on Form F-1, as amended (Registration No. 333-191554).

**	Mr. Comfort has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of the shares held in his name, a total of 1,106,864 common shares, while also holding the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the shares held by the 65 BR Trust, 4,821,926 common shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Mr. Comfort has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of the shares held in his name, a total of 1,106,864 common shares, while also holding the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the shares held by the 65 BR Trust, 4,821,926 common shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G5307C 105	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

WILLIAM T. COMFORT III

/s/ William T. Comfort III
Name: William T. Comfort III